Exhibit 99.1

Gorilla Technology Group Adds Tech Luminary Thomas Sennhauser to Board of Directors

LONDON, December 2, 2024 (NewsFile Corp.) – Gorilla Technology Group Inc. (“Gorilla” or the “Company”) (NASDAQ: GRRR), proudly announces the appointment of Thomas Sennhauser to its esteemed Board of Directors, effective 1st December 2024.

With a stellar career spanning over two decades, Thomas brings unparalleled expertise in technology leadership, R&D and digital transformation. Currently serving as the CTO and Business Lead, APJ, at Intel Corporation, he has driven ground-breaking advancements in AI, IoT, SDN and Cloud Infrastructure, forging partnerships that have reshaped industries across the Asia-Pacific region and beyond.

“Thomas’s appointment signals a new era for Gorilla,” said Jay Chandan, Chairman and CEO of Gorilla Technology. “His visionary leadership and deep technical expertise align perfectly with our ambitious goals. With Thomas on board, we are poised to elevate Gorilla’s innovation and global influence to unprecedented heights.”

Thomas’s career is a testament to strategic brilliance and technical mastery. At Intel, he has spearheaded initiatives that delivered transformative solutions, from building advanced cloud ecosystems to enabling AI-powered business outcomes. Prior to Intel, his roles at Hewlett Packard Enterprise further solidified his reputation as a global technology strategist, particularly in emerging fields like Network Function Virtualisation (NFV) and Software Defined Networking (SDN).

“Joining Gorilla’s Board of Directors is an honour,” said Thomas Sennhauser. “Gorilla’s commitment to driving innovation and solving the challenges of tomorrow resonates deeply with me. I look forward to collaborating with the team to achieve bold, transformational milestones.”

Thomas will contribute to the strategic direction and governance of Gorilla as it scales its operations, strengthens its market leadership and continues its mission to redefine industries through cutting-edge AI, cybersecurity and smart city solutions.

This appointment comes at a time of significant momentum for Gorilla, as the company expands its global footprint and deepens its impact across sectors ranging from public safety to enterprise efficiency.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including, Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Gorilla does not undertake any obligation to update any forward-looking statements, except as required by law.

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com